================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             PRICE ENTERPRISES, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))


                         COMMON STOCK, $0.0001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                    741444103
                                    741444202
                      (CUSIP NUMBERS OF CLASS OF SECURITIES)

                                  GARY B. SABIN
                             CHIEF EXECUTIVE OFFICER
                             PRICE ENTERPRISES, INC.
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                COMMUNICATIONS ON BEHALF OF THE FILING PERSON(S))

                                   COPIES TO:

        SCOTT N. WOLFE, ESQ.                         SIMON M. LORNE, ESQ.
       CRAIG M. GARNER, ESQ.                         MARY ANN LYMAN, ESQ.
          LATHAM & WATKINS                        MUNGER TOLLES & OLSON LLP
 12636 HIGH BLUFF DRIVE, SUITE 300            355 SOUTH GRAND AVENUE, 35TH FLOOR
    SAN DIEGO, CALIFORNIA 92130                 LOS ANGELES, CALIFORNIA 90071
           (858) 523-5400                               (213) 683-9100

                            CALCULATION OF FILING FEE


     TRANSACTION VALUATION*                             AMOUNT OF FILING FEE
     ---------------------                              --------------------
           $8,083,019                                          $1,617

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 1,154,717 shares of common stock are purchased at a price of $7.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid:    Not applicable.  Filing party: Not applicable.
      Form or Registration No.:  Not applicable.  Date Filed:   Not applicable.

[ ] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject   [ ] going private transaction subject to
    to Rule 14d-1                          Rule 13e-3
[x] issuer tender offer subject to     [ ] amendment to Schedule 13D under Rule
    Rule 13e-4                             13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]

================================================================================

     This Tender Offer Statement on Schedule TO relates to the offer by Price Enterprises, Inc., a Maryland corporation ("Enterprises"), to purchase all outstanding shares of its common stock, par value $0.0001 per share (the "Enterprises Common Stock"). Enterprises is offering to purchase up to 1,154,717 shares, which represent all outstanding shares of Enterprises Common Stock (other than those shares currently held by Excel Legacy Corporation, a Delaware corporation ("Legacy"), and those shares issued in the merger of Enterprises and Legacy), at a price of $7.00 per share, net to the seller in cash, without interest. Enterprises' offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 10, 2001 (the "Offer to Purchase") and in the related letter of transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     The information set forth in "Introduction," "The Offer - Section 7 - Price Range of Shares; Dividends," "The Offer - Section 10 - Purpose of the Offer and Related Transactions," "The Offer - Section 12 - Certain Information About Enterprises" and "The Offer - Section 18 - Material Federal Income Tax Consequences Related to Price Legacy" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     Enterprises is the filing person. The information set forth in "The Offer -
Section 12 - Certain Information About Enterprises" and "The Offer - Section 14
- Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference. Unless otherwise indicated, the current business address of each filing person and person listed under General Instruction C to Schedule TO is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

     In November 1999, Legacy completed its exchange offer for the Enterprises Common Stock. In the Legacy exchange offer, Legacy acquired approximately 91.3% of the Enterprises Common Stock, which represents approximately 77.3% of the voting power of Enterprises. At the close of the Legacy exchange offer, Legacy took over daily management of Enterprises, including property management and finance.

     Legacy's executive offices are located at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128 and its telephone number is (858) 675-9400. Legacy also has an office in West Bountiful, Utah, which coordinates its acquisitions and dispositions, and property management offices in Fountain Valley, California, San Diego, California, and Fairfax, Virginia.

     None of Legacy's directors or executive officers beneficially own any shares of Enterprises Common Stock. However, under General Instruction C to Schedule TO, Legacy's directors and executive officers may be deemed to beneficially own the shares of Enterprises Common Stock held by Legacy.

     The table below indicates the name, position with Legacy and ages of the directors, executive officers and other key employees of Legacy as of August 3, 2001.


NAME                                             POSITION WITH LEGACY                                          AGE
----                                             --------------------                                          ---
Gary B. Sabin.................   Chairman, President and Chief Executive Officer                                47
Richard B. Muir...............   Director, Executive Vice President, Chief Operating                            45
                                 Officer and Secretary
Jack McGrory..................   Director                                                                       51
Richard J. Nordlund...........   Director                                                                       56
Robert E. Parsons, Jr.........   Director                                                                       45
Robert S. Talbott.............   Director                                                                       47
John H. Wilmot................   Director                                                                       58

Graham R. Bullick, Ph.D.......   Senior Vice President--Capital Markets                                         50
Mark T. Burton................   Senior Vice President--Acquisitions                                            40
S. Eric Ottesen...............   Senior Vice President, General Counsel and Assistant Secretary                 45
James Y. Nakagawa.............   Chief Financial Officer                                                        35
William J. Stone..............   Senior Vice President--Retail Development                                      57
John A. Visconsi..............   Senior Vice President--Leasing/Asset Management                                56


     For information on the above named directors, officers and other key employees, excluding Messrs. Nordlund, Parsons, Talbott and Wilmot, see "Information about Enterprises--Enterprises' Management" in the Offer to Purchase. For information on the other above named directors, officers and other key employees, see below.

     RICHARD J. NORDLUND has served as a director of Legacy since Legacy's formation and as President of RJN Management, a real estate firm in Santa Barbara, California, since 1985. From 1978 through 1988, Mr. Nordlund served as President of First Corporate Services, an investment banking firm in Minneapolis, Minnesota. He is also associated with Miller & Schroeder Financial, Inc. Mr. Nordlund's business experience includes 28 years in the investment banking and mortgage banking industries.

     ROBERT E. PARSONS, JR. has served as a director of Legacy since Legacy's formation. He served as a director of Excel Realty Trust and then New Plan Excel from January 1989 to April 1999. Mr. Parsons is presently Executive Vice President and Chief Financial Officer of Host Marriott Corporation, a company he joined in 1981. He also serves as a director and officer of several Host Marriott subsidiaries, and as a director of Merrill Financial Corporation, a privately-held real estate company.

     ROBERT S. TALBOTT has served as a director of Legacy since Legacy's formation. Mr. Talbott is an attorney and has served as President of Holrob Investments, LLC, a company engaged in the acquisition, development, management and leasing of real property, since 1997. From 1985 through 1997, Mr. Talbott served as Executive Vice President and President of Horne Properties, Inc., where he was involved in the acquisition and development of over 100 shopping centers. He also serves as a member of the Public Building Authority of Knoxville, Tennessee, as a member of the Knoxville Industrial Development Board, as a director of the Knoxville Chamber of Commerce and as Chairman of the St. Mary's Foundation.

     JOHN H. WILMOT has served as a director of Legacy since Legacy's formation. He served as a director of Excel Realty Trust and then New Plan Excel from 1989 to April 1999. Mr. Wilmot, individually and through his wholly-owned corporations, develops and manages real property, including office buildings, shopping centers and residential projects primarily in the Phoenix/Scottsdale area, and has been active in that business since 1976.

ITEM. 4.  TERMS OF THE TRANSACTION.

     The information set forth in "Introduction," "The Offer - Section 1 - Terms of the Offer; Expiration Date," "The Offer - Section 2 - Acceptance for Payment and Payment," "The Offer - Section 3 - Procedures for Tendering Enterprises Common Stock," "The Offer - Section 4 - Withdrawal Rights," "The Offer - Section 6 - Extension of the Offer; Termination; Amendment," "The Offer - Section 10 - Purpose of the Offer and Related Transactions," "The Offer - Section 14 - Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares," "The Offer - Section 15 - Effects of the Offer on the Market for Shares; Registration Under the Exchange Act," "The Offer - Section 17 - Material United States Federal Income Tax Consequences Related to the Offer," "The Offer
- Section 18 - Material Federal Income Tax Consequences Related to Price Legacy" and "The Offer - Section 20 - Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in "The Offer - Section 9 - Background of the Offer," "The Offer - Section 10 - Purpose of the Offer and Related Transactions," "The Offer - Section 12 - Certain Information About Enterprises" and "The Offer - Section 14 - Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in "The Offer - Section 9 - Background of the Offer," "The Offer - Section 10 - Purpose of the Offer and Related Transactions" and "The Offer - Section 15 - Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in "The Offer - Section 8 - Source and Amount of Funds" and "The Offer - Section 19 - Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in "The Offer - Section 12 - Certain Information About Enterprises" and "The Offer - Section 14 - Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Neither Enterprises nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the holders of Enterprises Common Stock with respect to the Offer.

ITEM 10.  FINANCIAL STATEMENTS

     The information set forth in "The Offer - Section 13 - Unaudited Pro Forma Operating and Financial Information" of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

     The information set forth in "The Offer - Section 15 - Effects of the Offer on the Market for Shares; Registration Under the Exchange Act," "The Offer -
Section 16 - Certain Legal Matters; Regulatory Approvals" and the entire Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(i)         Offer to Purchase.

(a)(1)(ii)        Letter of Transmittal.

(a)(1)(iii)       Notice of Guaranteed Delivery.

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)            Not applicable.

(a)(3)            Not applicable.

(a)(4)            Not applicable.

(a)(5)(i)         Summary Advertisement, dated August 10, 2001.

(a)(5)(ii)        Press Release, dated August 10, 2001.

(a)(5)(iii) Letter to Stockholders from Gary B. Sabin, President and Chief Executive Officer of Enterprises, dated August 10, 2001.

(b)               Not applicable.

(c) Opinion of American Appraisal Associates, Inc. (included as an exhibit to the Offer to Purchase filed herewith as Exhibit
                  (a)(1)(i)).

(d)(1) Agreement and Plan of Merger, dated as of March 21, 2001, by and among Enterprises, PEI Merger Sub, Inc. and Legacy.*

(d)(2) Securities Purchase Agreement, dated as of March 21, 2001, by and among Enterprises and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.*

(d)(3)            Form of Articles of Amendment and Restatement of Enterprises.*

(d)(4) Form of Stockholder Agreement, dated as of March 21, 2001, between Enterprises and certain stockholders of Legacy.*

(d)(5) Voting Agreement, dated as of March 21, 2001, by and among Warburg, Pincus Equity Partners L.P., Enterprises and Legacy.*

(d)(6) Form of Registration Rights Agreement, by and among Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., Warburg, Pincus Netherlands Equity Partners III, C.V. and Enterprises.*

(d)(7)            Form of Common Stock Purchase Warrant of Enterprises.*

(d)(8) Conversion Agreement, dated as of April 12, 2001, by and among Enterprises, The Sol and Helen Price Trust, Warburg, Pincus Equity Partners, L.P. and Legacy.**

(d)(9) Indenture, dated as of November 5, 1999, between Legacy and Wells Fargo Bank Minnesota, N.A., for 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004, including form of Debenture and form of Pledge Agreement.***

(d)(10) Indenture, dated as of November 5, 1999, between Legacy and Wells Fargo Bank Minnesota, N.A., for 10.0% Senior Redeemable Secured Notes due 2004, including form of Note and form of Pledge Agreement.***

(d)(11) Note Purchase Agreement, dated as of October 6, 1999, between Legacy and The Sol and Helen Price Trust, including form of Secured Promissory Note and form of Pledge Agreement.***

(g)               Not applicable.

(h)               Not applicable.

-----------
* Incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001.

** Incorporated by reference to Enterprises' Quarterly Report on Form 10-Q/A filed with the SEC on May 25, 2001.

*** Incorporated by reference to Legacy's Current Report on Form 8-K (File
    No. 0-23503) filed with the SEC on November 12, 1999.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 10, 2001             PRICE ENTERPRISES, INC.


                                         By: /s/ Gary B. Sabin
                                           ------------------------------------
                                         Name:   Gary B. Sabin
                                         Title:  President and Chief Executive
                                                 Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
(a)(1)(i)         Offer to Purchase.

(a)(1)(ii)        Letter of Transmittal.

(a)(1)(iii)       Notice of Guaranteed Delivery.

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)         Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)            Not applicable.

(a)(3)            Not applicable.

(a)(4)            Not applicable.

(a)(5)(i)         Summary Advertisement dated August 10, 2001.

(a)(5)(ii)        Press Release dated August 10, 2001.

(a)(5)(iii)       Letter to Stockholders from Gary B. Sabin, President and Chief
                  Executive Officer of Enterprises, dated August 10, 2001.

(b)               Not applicable.

(c) Opinion of American Appraisal Associates, Inc. (included as an exhibit to the Offer to Purchase filed herewith as Exhibit
                  (a)(1)(i)).

(d)(1) Agreement and Plan of Merger, dated as of March 21, 2001, by and among Enterprises, PEI Merger Sub, Inc. and Legacy.*

(d)(2) Securities Purchase Agreement, dated as of March 21, 2001, by and among Enterprises and Warburg, Pincus Equity Partners,
                  L.P., Warburg, Pincus Netherlands Equity Partners I, C.V.,
                  Warburg, Pincus Netherlands Equity Partners II, C.V. and
                  Warburg, Pincus Netherlands Equity Partners III, C.V.*

(d)(3)            Form of Articles of Amendment and Restatement of Enterprises.*

(d)(4)            Form of Stockholder Agreement, dated as of March 21,
                  2001, between Enterprises and certain stockholders of Legacy.*

(d)(5) Voting Agreement, dated as of March 21, 2001, by and among Warburg, Pincus Equity Partners L.P., Enterprises and Legacy.*

(d)(6)            Form of Registration Rights Agreement, by and among Warburg,
                  Pincus Equity Partners, L.P., Warburg, Pincus Netherlands
                  Equity Partners I, C.V., Warburg, Pincus Netherlands Equity
                  Partners II, C.V., Warburg, Pincus Netherlands Equity Partners
                  III, C.V. and Enterprises.*

(d)(7)            Form of Common Stock Purchase Warrant of Enterprises.*

(d)(8) Conversion Agreement, dated as of April 12, 2001, by and among Enterprises, The Sol and Helen Price Trust, Warburg, Pincus
                  Equity Partners, L.P. and Legacy.**

(d)(9)            Indenture, dated as of November 5, 1999, between Legacy and
                  Wells Fargo Bank Minnesota, N.A., for 9.0% Convertible
                  Redeemable Subordinated Secured Debentures due 2004, including form of Debenture and form of Pledge Agreement.***

(d)(10)           Indenture, dated as of November 5, 1999, between Legacy and
                  Wells Fargo Bank Minnesota, N.A., for 10.0% Senior
                  Redeemable Secured Notes due 2004, including form of Note and form of Pledge Agreement.***

(d)(11) Note Purchase Agreement, dated as of October 6, 1999, between Legacy and The Sol and Helen Price Trust, including form of Secured Promissory Note and form of Pledge
                  Agreement.***

(g)               Not applicable.

(h)               Not applicable.

-----------

* Incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001.

** Incorporated by reference to Enterprises' Quarterly Report on Form 10-Q/A filed with the SEC on May 25, 2001.

*** Incorporated by reference to Legacy's Current Report of Form 8-K (File
    No. 0-23503) filed with the SEC on November 12, 1999.